ARCELORMITTAL 6-K

Exhibit 99.1

press release

Statement regarding the Italian Crescita law decree and its potential implications for ArcelorMittal Italia

19 June 2019, 14:00 CET

ArcelorMittal confirms that its Italian subsidiary (ArcelorMittal Italia “AMI”) has highlighted to the Italian government its concerns about the current text of the Crescita law decree. If ratified as currently drafted, the provision concerning the Taranto plant would impair any operator’s ability to operate the plant while implementing the environmental plan approved by the Italian Government in September 2017, including for ArcelorMittal. The Taranto plant has been under seizure since 2012 and cannot be operated without legal protection until the environmental plan is implemented.

The 2017 environmental plan is designed to address the Taranto plant’s long-standing issues and transform it into a state-of-the-art European steel facility by applying best available techniques, with an overall environmental investment by AMI of over €1.15 billion. The implementation of the agreed plan is proceeding according to schedule.

However, the Crescita law decree removes the legal safeguards existing when ArcelorMittal agreed to invest in the Taranto plant. These safeguards are necessary until the company has completed the environmental plan to avoid incurring liability for issues that it did not create.

The law decree is to be ratified into law by 29th June.  AMI remains hopeful that, as part of the amendment process, legal certainty will be restored in the interest of the Italian economy and of the stakeholders of ArcelorMittal Italia, enabling AMI to continue operate of the plant while completing the environmental requalification plan.